UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: March 31, 2006
Washington, D.C. 20549	Estimated average burden
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FORM 12b-25	SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

New Horizons Worldwide, Inc.
Full Name of Registrant

Former Name if Applicable

1900 State College Boulevard
Address of Principal Executive Office (Street and Number)

Anaheim, CA 92806
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As reported in its Current Report on Form 8-K dated July 27, 2005, as amended on October 3, 2005, the Registrant dismissed the independent registered public accounting firm that audited its financial statements for the year ended December 31, 2003, and subsequently engaged a new independent registered public accounting firm.  The Registrant continues to devote substantial resources to completing the 2005 audit and assisting the Registrant’s new independent registered public accounting firm in completing its audit procedures in order to provide the Registrant with the required audit for the year ended December 31, 2005.  Therefore, management has been unable to complete implementation of the control procedures and finalize the financial information necessary to prepare the information required to be included in the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 (the “Quarterly Report”).  As a result, the Registrant could not file the Quarterly Report within the prescribed time period without unreasonable effort or expense.  The Registrant has reported its audited results for the year ended December 31, 2004 on Current Report on Form 8-K filed November 6, 2006.  The Registrant is working with its present  independent registered public accounting firm to bring its SEC financial reporting current, and expects to next release 2005 audited financial statements, together with unaudited quarterly financial statements for quarterly periods ended in 2005, on a Form 8-K as soon as practicable in 2007 and, subsequent to that filing, to release audited financial statements for 2006, together with unaudited quarterly financial statements for quarterly periods ended in 2006, on a Form 10-K upon completion of the 2006 audit.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	/s/ Charles M. Caporale	(714)	940-8060
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

The Registrant’s Annual Reports on Form 10-K for the fiscal years ended December 31, 2004 and December 31, 2005 and Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2005, June 30, 2005, September 30, 2005, March 31, 2006 and June 30, 2006.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although it is possible that there will be a change in results of operations from the corresponding period of the prior fiscal year, the Registrant cannot quantify the extent of any such change at this time.  The Registrant continues to devote its resources toward compiling the results of operations for the fiscal year ended December 31, 2005.  However, that process has not been completed.  Accordingly, the results of operations for the corresponding period from the last fiscal year have not been determined, and a reasonable and reliable estimate of the results of the three and nine months ended September 30, 2006 cannot be made.

New Horizons Worldwide, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2006	By	Charles M. Caporale,
Senior Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).